Exhibit 99.1

Auna announces the successful redemption of its 6.500% Senior Secured Notes due 2025 with the proceeds of private placement of notes

Monterrey, Mexico, December 23, 2024 – Auna S.A.  (NYSE: AUNA) (“Auna” or the “Company”), a Latin American healthcare company with operations in Mexico, Peru and Colombia, announced today the closing of a private placement of USD 57,826,321 aggregate principal amount of its 10.000% Senior Secured Notes due 2029 (the "Additional 2029 Notes"). The proceeds from the Additional 2029 Notes were used to fully redeem the USD 57,826,321 in aggregate principal amount outstanding of its 6.500% Senior Secured Notes due 2025 at a redemption price of 101.625% of the principal amount thereof plus interest to, but excluding, the redemption date.

The Additional 2029 Notes were issued as additional notes under the indenture governing the outstanding USD 253,010,840 million in aggregate principal amount of the Company’s 10.000% Senior Secured Notes due 2029 issued on December 18, 2023. As a result, the total aggregate principal amount outstanding of the Company's 10.000% Senior Secured Notes due 2029 is USD 310,837,161.

About Auna

Auna is a leading horizontally and vertically integrated healthcare platform in Latin America with operations in Mexico, Peru, and Colombia, focusing on high-complexity diseases. Our mission is to transform healthcare by providing access to a highly integrated healthcare offering in the underpenetrated markets of Spanish-speaking Americas. Founded in 1989, Auna has built one of Latin America′s largest modern healthcare platforms that consists of a horizontally integrated network of healthcare facilities and a vertically integrated portfolio of oncological plans and selected general healthcare plans. As of September 30, 2024, Auna’s network included 31 healthcare network facilities, including hospitals, outpatient, prevention and wellness facilities with of 2,308 beds, and 1.3 million healthcare plans.

For more information visit www.aunainvestors.com

Investor Relations Contact

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